Mail Stop 6010

August 24, 2007

Corporation Service Company
As Agent for TopSpin Medical, Inc.
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re:** **TopSpin Medical, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed August 14, 2007**
> **File No. 333-144472**

Dear Sir/Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1. We note your revisions to the fee table in response to prior comment 1. However, your revisions to the last sentence of the first paragraph on the prospectus cover imply that you have registered the exercise of the warrants and the conversion of the bonds by the present holders. Please clarify, if true, that (1) you are registering for resale by the current holders of the warrants and bonds the common stock that is underlying the warrants and the bonds, and (2) the prospectus may be used in connection with your offer and sale of the common stock that you might issue upon exercise of the warrants by subsequent purchasers of the warrants.

Notices regarding the Series 2 Warrants and Convertible Bonds, page 12

2. Please refer to prior comment 6. Please tell us which provisions of the series 2
    warrants and convertible bonds supports your disclosure that holders will be given
    notice in English and in Hebrew.

Series 2 Warrants, page 71

3. Your response to prior comment 11 concerning meetings of warrant holders refers to
    the Third Supplement on page 89 of the Trust Deed. However, page 89 of the Trust
    Deed does not appear to be related to such meetings. Please tell us which provision
    of the Trust Deed supports the reference to meetings of warrant holders in section
    11.2 of the series 2 warrants.

Series 3 Warrants, page 72

4. Please expand this section to disclose your plans to list the Series 3 Warrants. We
    note the last two sentences of the first paragraph of your response to prior comment 3.

Principal and Interest Payments, page 74

5. Please refer to prior comment 12. If true, please clarify that if a holder converts its
    bonds prior to November 18th then the holder will not receive any interest for the
    year.

United States Federal Income and Estate Tax Considerations, page 81

6. Please refer to prior comment 17.

    -   Please revise the third paragraph on page 81 and the last paragraph on page 82 to
        (1) clarify that counsel is not able to opine and (2) explain the possible outcomes.

    -   Clarify why there is uncertainty. What about the existing authority creates the
        uncertainty? Why are you unable to determine what happened during the "60-day
        period ending 30 days after July 10, 2007"? Why wouldn't the bonds be
        considered to have been "issued for cash"?

    -   Please add risk factors to clearly highlight the risks to investors of investing in
        securities whose tax consequences are uncertain.

Israeli Income Tax Considerations, page 90

7. We note your revisions in response to prior comment 16. However, it appears that you did not address the issue as it also appeared on page 86 of your original filing, which is page 90 of your current amendment.

US Holders, page 93

8. Refer to clauses (i) and (ii) in the first paragraph. Please clarify whether you will be deemed an Israeli resident corporation for Israeli tax purposes and whether your securities are deemed a right to assets in Israel due to a majority of your assets being located in Israel.

Selling Security Holders, page 94

9. Please expand your response to prior comment 20 to tell us the circumstances surrounding the transfers. Include any involvement of the issuer, such as discussions the issuer or its agents had with the prior holders of the securities regarding the issues in our comment. Also, tell us

    •   about any consideration paid as part of the transfer, and

    •   whether the transferees are affiliates of broker-dealers, and if so, whether they have made the representations at the end of the second paragraph on page 94.

Exhibits

10. We note your response to prior comment 26; however, we are unable to agree that the co-trustee need not file a Statement of Eligibility.

11. Please be advised that any comments on the confidential treatment application will be issued in a separate letter. Comments on your application must be resolved and the application must be complete before you submit your request for acceleration of the effective date of the pending registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Robert Murphy, Esq.